SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     )*

TuSimple Holdings Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

90089L108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 12 Pages

1	Name of Reporting Person Gray Jade Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12,000,000 (1)
	6	Shared Voting Power See footnote response to Row (5)
	7	Sole Dispositive Power 12,000,000 (1)
	8	Shared Dispositive Power See footnote response to Row (7)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.0%(2) (or 28.0%(3) of the aggregate voting power)
12	Type of Reporting Person CO

(1)

Represents 12,000,000 shares of Class B common stock held by Gray Jade Holding Limited, which is wholly owned by Mo Star LLC. Mo Star LLC is wholly owned by The C Family Trust, of which Mo Chen serves as the settlor. Each of Mo Star LLC and Mo Chen may be deemed to have sole power to vote and dispose of these shares.

(2)

The beneficial ownership percentage is calculated based on (i) 189,026,565 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021, and (ii) assuming all Class B common stock held by such reporting person are converted into the same number of Class A common stock.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share, on all matters submitted to them for vote. The voting power of the stock beneficially owned represented 28.0% of the total outstanding voting power, calculated based on (i) 189,026,565 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2021, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of October 31, 2021, each as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

Page 3 of 12 Pages

1	Name of Reporting Person Mo Star LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12,000,000 (1)
	6	Shared Voting Power See footnote response to Row (5)
	7	Sole Dispositive Power 12,000,000 (1)
	8	Shared Dispositive Power See footnote response to Row (7)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.0%(2) (or 28.0%(3) of the aggregate voting power)
12	Type of Reporting Person OO – Limited Liability Company

(1)

Represents 12,000,000 shares of Class B common stock held by Gray Jade Holding Limited, which is wholly owned by Mo Star LLC. Mo Star LLC is wholly owned by The C Family Trust, of which Mo Chen serves as the settlor. Mo Chen may be deemed to have sole power to vote and dispose of these shares.

(2)

The beneficial ownership percentage is calculated based on (i) 189,026,565 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021, and (ii) assuming all Class B common stock held by such reporting person are converted into the same number of Class A common stock.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share, on all matters submitted to them for vote. The voting power of the stock beneficially owned represented 28.0% of the total outstanding voting power, calculated based on (i) 189,026,565 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2021, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of October 31, 2021, each as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

Page 4 of 12 Pages

1	Name of Reporting Person THC International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 75,000 (1)
	6	Shared Voting Power See footnote response to Row (5)
	7	Sole Dispositive Power 75,000 (1)
	8	Shared Dispositive Power See footnote response to Row (7)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.04%(2) (or 0.02%(3) of the aggregate voting power)
12	Type of Reporting Person CO

(1)

Represents 75,000 shares of Class A common stock held by THC International Limited, which entity is beneficially owned by Mo Chen. Mo Chen may be deemed to have sole power to vote and dispose of these shares.

(2)

The beneficial ownership percentage is calculated based on 189,026,565 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share, on all matters submitted to them for vote. The voting power of the stock beneficially owned represented 0.02% of the total outstanding voting power, calculated based on (i) 189,026,565 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2021, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of October 31, 2021, each as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

Page 5 of 12 Pages

1	Name of Reporting Person Brown Jade Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,292,314 (1)
	6	Shared Voting Power See footnote response to Row (5)
	7	Sole Dispositive Power 6,292,314 (1)
	8	Shared Dispositive Power See footnote response to Row (7)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,292,314 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.3%(2) (or 1.5%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)

Represents 6,292,314 shares of Class A common stock held by Brown Jade Holding Limited, which entity is beneficially owned by Mo Chen. Mo Chen may be deemed to have sole power to vote and dispose of these shares.

(2)

The beneficial ownership percentage is calculated based on 189,026,565 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share, on all matters submitted to them for vote. The voting power of the stock beneficially owned represented 1.5% of the total outstanding voting power, calculated based on (i) 189,026,565 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2021, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of October 31, 2021, each as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

Page 6 of 12 Pages

1	Name of Reporting Person Mo Chen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 18,367,314 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 18,367,314 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,367,314 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.1%(2) (or 29.5%(3) of the aggregate voting power)
12	Type of Reporting Person IN

(1)

Represents (i) 6,292,314 shares of Class A common stock held by Brown Jade Holding Limited, (ii) 75,000 Class A shares of common stock held by THC International Limited, and (iii) 12,000,000 shares of Class B common stock held by Gray Jade Holding Limited. Each of Brown Jade Holding Limited and THC International Limited is beneficially owned by Mo Chen. Gray Jade Holding Limited is wholly owned by Mo Star LLC, which is wholly owned by The C Family Trust with Mo Chen as the settlor. Each Class B common stock is convertible into one Class A common stock at the option of the holder at any time.

(2)

The beneficial ownership percentage is calculated based on (i) 189,026,565 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021, and (ii) assuming all Class B common stock beneficially held by such reporting person are converted into the same number of Class A common stock.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share, on all matters submitted to them for vote. The voting power of the stock beneficially owned represented 29.5% of the total outstanding voting power, calculated based on (i) 189,026,565 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2021, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of October 31, 2021, each as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

Page 7 of 12 Pages

Item 1(a).	Name of Issuer: TuSimple Holdings Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 9191 Towne Centre Drive, Suite 600, San Diego, California 92122

Item 2(a).

Name of Person Filing:

(i) Gray Jade Holding Limited;

(ii) Mo Star LLC;

(iii) THC International Limited;

(iv) Brown Jade Holding Limited; and

(v) Mo Chen (each a “Reporting Person”, collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The addresses of the Reporting Persons are:

For Gray Jade Holding Limited

Sertus Chambers, P.O. Box 905, Quastisky Building

Road Town, Tortola

British Virgin Islands

For Mo Star LLC

8 The Green, Suite B

Dover, Delaware 19901

For THC International Limited

Craigmuir Chambers

Road Town, Tortola, VG 1110

British Virgin Islands

For Brown Jade Holding Limited

Craigmuir Chambers

Road Town, Tortola, VG 1110

British Virgin Islands

For Mo Chen

9191 Towne Centre Drive, Suite 600

San Diego, California 92122

Item 2(c)

Citizenship:

Gray Jade Holding Limited – British Virgin Islands

Mo Star LLC – State of Delaware

THC International Limited – British Virgin Islands

Brown Jade Holding Limited – British Virgin Islands

Mo Chen – Canada

Item 2(d).	Title of Class of Securities: Class A common stock, par value US$0.0001 per share, of the Issuer.

Page 8 of 12 Pages

The Issuer’s common stock consist of Class A common stock and Class B common stock. Each holder of Class A common stock is entitled to one vote per share of Class A common stock and each holder of Class B common stock is entitled to ten votes per share of Class B common stock, on all matters submitted to shareholders for vote. Class B common stock are convertible at any time by the holder thereof into Class A common stock on a one-for-one basis. Class A common stock are not convertible into Class B common stock under any circumstances.

Item 2(e).	CUSIP Number: 90089L108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021:

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Page 9 of 12 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

Page 10 of 12 Pages

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement by and among the Reporting Persons dated February 14, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Gray Jade Holding Limited	By:	/s/ Mo Chen
	Name:	Mo Chen
	Title:	Director

Mo Star LLC	By:	/s/ Mo Chen
	Name:	Mo Chen
	Title:	Director

THC International Limited	By:	/s/ Mo Chen
	Name:	Mo Chen
	Title:	Director

Brown Jade Holding Limited	By:	/s/ Mo Chen
	Name:	Mo Chen
	Title:	Director

Mo Chen		/s/ Mo Chen